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EXHIBIT 99.1


NEWS RELEASE

OLICOM REPORTS REVENUE AND EARNINGS FOR THIRD QUARTER 1998

COPENHAGEN, DENMARK AND DALLAS, TEXAS, OCTOBER 13, 1998 - Olicom A/S (Nasdaq:
OLCMF), a leading global supplier of high-performance networking solutions, today reported financial results for the third quarter ended September 30, 1998. The Company announced preliminary third quarter 1998 financial results on October 6, 1998.

Net sales for the third quarter of 1998 were $63.6 million compared with $64 million a year ago. Pro forma net income for the quarter was $0.1 million, compared with net income of $6.1 million a year ago. Pro forma net income per share was $0.01 on 17.9 million shares outstanding. This compares with earnings per share of $0.34 on 18.2 million shares outstanding reported in the third quarter of 1997. These results exclude restructuring pre-tax charges of $4.2 million associated with the previously announced consolidation of certain functions. Of these $4.2 million, approximately $2 million represents asset write-offs and other non-cash charges. Including these charges, the actual net loss for the quarter totaled $2.6 million, corresponding to a loss of $0.15 per share.

As announced today in a separate press release, Niels Christian Furu has been appointed to chief executive officer and president of the Company. Lars Stig Nielsen, founder and former chief executive officer and president, today announced his retirement from Olicom as well as his seat on the Olicom Board of Directors.

"While we are disappointed with our third quarter results, we are encouraged about the fact that we shipped approximately 50,000 Token-Ring switch ports in the quarter," said Niels Christian Furu, chief executive officer and president of Olicom. "This is nearly double our second quarter shipments and an all-time high for Olicom. In addition, we are pleased with the customer acceptance of our first-to-market High Speed Token-Ring products, a market segment in which we believe we are months ahead of our competitors," he added.

As previously announced by the Company, Olicom's third quarter results were below earlier expectations. Although the revenue shortfall resulted primarily from increased pricing pressure in the network interface card (NIC) market, Olicom NIC unit shipments remained unchanged from the second quarter to the third quarter.

Olicom expects pro forma net income for the fourth quarter of 1998 to be at an equal or a lower level than pro forma net income for the third quarter of 1998. In anticipation of continued pricing pressure, particularly in the NIC market, the Company intends to reshape over the next few quarters its business model, including the Company's overall cost structure. The Company's intention is to announce a plan for this restructuring in the fourth quarter of 1998.

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         The Company will hold a conference call on Tuesday, October 13, at 8:30
Eastern Time (2:30 p.m. Copenhagen time), to discuss this announcement. The number to call is (+1) 712/271 0917; the password is Olicom.

OLICOM BACKGROUND
Olicom, a leading global supplier of high-performance data networking solutions, designs, develops, manufactures, and markets its products for large, geographically dispersed enterprises. Olicom specializes in providing campus network connectivity solutions, advanced technical support services and CLEARSTEP(SM) evolution strategies for networks in transition. The Company's products are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the Company's SEC filings or by contacting the Company directly. See Olicom news, product, and service information on its Web site at http://www.olicom.com.

Olicom is a registered trademark. ClearStep is a service mark of Olicom A/S. All other brand and product names are registered trademarks of their respective holders.

Except for historical information contained herein, the matters discussed in this news release contain forward-looking statements involving risks and uncertainties that may cause actual results to differ materially. Among the factors that could cause results to differ are uncertain market conditions, overall demand levels for networking solution products, the timely development of new products and intense competition in the networking industry and the Company's ability to manage expenses. Further information may be found in Olicom's periodic filings with the U. S. Securities and Exchange Commission
(SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results to materially differ from those contained in the forward-looking statements.

                                       ###


Contact Information:

OLICOM GROUP
Niels Christian Furu, CEO   Per Larsen, President  Soren Hovgaard, Director, IR
Olicom A/S                  Olicom, Inc.           Olicom A/S
+45 45 27 00 00             (972) 907-4600         +45 45 27 00 00
                                                   sho@olicom.dk

U.S. INVESTOR RELATIONS CONTACT:
STAPLETON COMMUNICATIONS
Kristine Mozes
(650) 470-0200
kristine@stapleton.com





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